================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   ----------



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                    For the Quarter ended September 30, 2000




                                   ----------




                              WILLIS GROUP LIMITED
                (Translation of registrant's name into English)

                      Ten Trinity Square, London EC3P 3AX
                    (Address of principal executive offices)



                                   ----------



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F __x    Form 40-F __

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                               Yes __     No __x

     (If `"Yes'" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)



================================================================================

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                        (in millions of pounds sterling)
                                  (unaudited)


                                                                Three months ended September 30,    Nine months ended September 30,
                                                                 -------------------------------     ------------------------------
                                                                     2000              1999              2000             1999
                                                                --------------    --------------     -------------    -------------
Operating revenues
Commissions and fees .......................................             186.6             163.4             589.3            525.0
Interest and investment income .............................              11.9               9.6              31.9             29.3
                                                                --------------    --------------     -------------    -------------
                                                                         198.5             173.0             621.2            554.3
Operating expenses .........................................            (178.9)           (178.7)           (536.4)          (524.0)
Operating expenses -- pensions review (Note 2) .............               ---               ---               ---            (15.0)
                                                                --------------    --------------     -------------    -------------
Operating income/(loss) ....................................              19.6              (5.7)             84.8             15.3
Share of (loss)/profit of associates .......................              (0.6)              0.9               8.9             10.2
Interest receivable (Note 3) ...............................              15.1              14.3              43.5             43.2
Interest payable ...........................................             (15.2)            (13.7)            (42.9)           (41.3)
Profit on disposal of operations ...........................               0.2               0.5               0.2              1.0
                                                                --------------    --------------     -------------    -------------
Income/(loss) before taxation ..............................              19.1              (3.7)             94.5             28.4
Taxation                                                                  (5.5)              1.2             (29.2)           (10.1)
                                                                --------------    --------------     -------------    -------------
Income/(loss) after taxation ...............................              13.6              (2.5)             65.3             18.3
Minority interests .........................................               0.6               0.5               0.7             (0.7)
                                                                --------------    --------------     -------------    -------------
Net income/(loss) (i) ......................................              14.2              (2.0)             66.0             17.6
                                                                ==============    ==============     =============    =============

Net income/(loss) per ordinary share (i) ...................              3.0p            (0.4)p             13.9p             3.7p
                                                                ==============    ==============     =============    =============
Average number of ordinary shares outstanding (in millions)              476.1             469.1             476.1            469.1
                                                                ==============    ==============     =============    =============

---------------
(i) A summary of the significant adjustments to net income that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.



          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
                        (in millions of pounds sterling)
                                  (unaudited)

                                                                                                                 Nine months ended
                                                                           Three months ended September 30,        September 30,
                                                                            -------------------------------    --------------------
                                                                                2000              1999           2000        1999
                                                                           --------------     -------------     --------    -------
Net income/(loss) .....................................................              14.2              (2.0)        66.0       17.6
Currency translation differences ......................................             (14.3)             26.4        (46.9)       1.4
                                                                           --------------     -------------     --------    -------
Total recognized gains and losses (ii) ................................              (0.1)             24.4         19.1       19.0
                                                                           ==============     =============     ========    =======

---------------
(ii) A statement of Comprehensive Income under U.S. GAAP is set forth in Note 6 of Notes to Condensed Financial Statements.



   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                        (in millions of pounds sterling)
                                  (unaudited)

                                                                                                  September 30,       December 31,
                                                                                                      2000               1999(i)
                                                                                                ----------------    ---------------
                                                               ASSETS
Current assets
 Cash and short-term deposits .............................................................                449.8              329.3
 Investments ..............................................................................                325.7              294.5
 Receivables ..............................................................................              4,620.1            3,878.6
                                                                                                ----------------    ---------------
                                                                                                         5,395.6            4,502.4
                                                                                                ================    ===============
Fixed assets
 Intangible assets ........................................................................                 31.6               30.1
 Tangible assets ..........................................................................                128.8              135.7
 Investments ..............................................................................                 49.1               46.6
                                                                                                ----------------    ---------------
                                                                                                           209.5              212.4
                                                                                                ----------------    ---------------
Total assets ..............................................................................              5,605.1            4,714.8
                                                                                                ================    ===============
                                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Trade payables ...........................................................................              3,832.9            2,985.6
 Corporate tax ............................................................................                 47.2               29.8
 Accruals and deferred income .............................................................                 72.3               72.8
 Bank loans and overdrafts ................................................................                  0.4                1.6
 Other current liabilities ................................................................                760.4              746.3
                                                                                                ----------------    ---------------
                                                                                                         4,713.2            3,836.1
                                                                                                ----------------    ---------------
Noncurrent liabilities
 Bank loans ...............................................................................                287.2              270.1
 9% Senior Subordinated Notes due 2009 ....................................................                367.2              334.6
 Other noncurrent liabilities .............................................................                 37.3               36.6
                                                                                                ----------------    ---------------
                                                                                                           691.7              641.3
                                                                                                ----------------    ---------------
Provisions for liabilities and charges ....................................................                111.5              124.5

Minority interests ........................................................................                 10.2               11.1
                                                                                                ----------------    ---------------
Total liabilities and minority interests ..................................................              5,526.6            4,613.0
Shareholders' equity (ii)
 Share capital ............................................................................                 59.5               59.5
 Share premium ............................................................................                118.0              118.0
 Revaluation reserve ......................................................................                 14.9               14.9
 Retained deficit .........................................................................               (113.9)             (90.6)
                                                                                                ----------------    ---------------
                                                                                                            78.5              101.8
                                                                                                ----------------    ---------------
Total liabilities and shareholders' equity ................................................              5,605.1            4,714.8
                                                                                                ================    ===============

---------------
(i) The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.
(ii) A summary of the significant adjustments to shareholders' equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENT OF CASHFLOWS
                        (in millions of pounds sterling)
                                  (unaudited)

                                                                                                                Nine months ended
                                                                                                                  September 30,
                                                                                                             ----------------------
                                                                                                               2000         1999
                                                                                                              --------    ---------
Net cash inflow from operating activities ...............................................................        209.7        116.3

Dividends from associated undertakings ..................................................................          3.0          2.2

Returns on investments and servicing of finance
 Interest received ......................................................................................         52.3         42.4
 Interest paid ..........................................................................................        (49.2)       (39.9)
 Minority dividends paid ................................................................................         (0.5)        (1.1)
 Bank fees on borrowings ................................................................................         (0.4)        (4.7)
                                                                                                              --------    ---------
                                                                                                                   2.2         (3.3)
                                                                                                              --------    ---------

Taxation ................................................................................................         (8.9)        (5.7)

Capital expenditure and financial investment
 Purchase of tangible fixed assets ......................................................................        (12.0)       (20.4)
 Sale of tangible fixed assets ..........................................................................          2.9          5.5
 Purchase of fixed asset investments ....................................................................         (0.2)        (0.5)
 Sale of fixed asset investments ........................................................................          ---          0.8
                                                                                                              --------    ---------
                                                                                                                  (9.3)       (14.6)
                                                                                                              --------    ---------
Acquisitions and disposals
 Purchase of subsidiaries ...............................................................................         (7.1)        (5.2)
 Purchase of associates .................................................................................         (0.8)       (10.3)
 Sale of subsidiaries ...................................................................................          0.3          8.5
 Net cash transferred on purchase/sale of subsidiaries ..................................................          2.4         (0.3)
                                                                                                              --------    ---------
                                                                                                                  (5.2)        (7.3)
                                                                                                              --------    ---------

Equity dividends paid ...................................................................................         (6.8)       (10.0)
                                                                                                              --------    ---------
Cash flow before management of liquid resources and financing ...........................................        184.7         77.6

Management of liquid resources ..........................................................................        (88.7)       (62.3)
Financing
 Amounts due to/from parent company .....................................................................        (58.1)        15.2
 Debt due within a year:
   Decrease in short-term borrowings.....................................................................          ---       (348.5)
 Debt due beyond a year:
   (Decrease)/increase in long-term borrowings...........................................................         (8.6)       319.4
                                                                                                              --------    ---------
                                                                                                                 (66.7)       (13.9)
                                                                                                              --------    ---------
Increase in cash ........................................................................................         29.3          1.4
                                                                                                              ========    =========

---------------
The significant differences between the consolidated statement of cash flows presented above and that required under U.S. GAAP are described in Note 6 of Notes to Condensed Financial Statements.



   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                        (in millions of pounds sterling)
                                  (unaudited)

Note 1 -- Basis of preparation

   These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with U.K. GAAP and the accounting policies described in the Company's audited consolidated financial statements for the year ended December 31, 1999. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

   The company prepares its financial statements in pounds sterling. The following U.S. dollar exchange rates have been used in preparing these financial statements:

                                                                                                                2000         1999
                                                                                                               --------    --------
Average rate : nine months ended September 30                                                                     $1.54       $1.61
Closing rate : September 30                                                                                       $1.48       $1.65
               December 31                                                                                          ---       $1.62

Note 2 -- Operating expenses -- pensions review


   An exceptional charge of L15.0 million was recorded in the second quarter of 1999 relating to further provisions made in connection with the review of UK personal pension plans sold between 1988 and 1994.

Note 3 -- Interest receivable

   Substantially all the Group's external borrowings have been advanced to the Company's parent company, Trinity Acquisition Limited. Interest receivable on the amounts advanced has been disclosed separately from interest receivable on other funds, which is included in operating revenues.

Note 4 -- Reconciliation of operating income to net cash inflow from operating activities

                                                                                                               Nine months ended
                                                                                                                 September 30,
                                                                                                            -----------------------
                                                                                                               2000         1999
                                                                                                            - --------    ---------
Operating income .......................................................................................          84.8         15.3
Increase in pensions review provision ..................................................................           ---         15.0
Depreciation and amortization ..........................................................................          19.7         21.5
Goodwill on disposal of business .......................................................................           ---          1.3
Increase in receivables ................................................................................        (645.2)      (203.6)
Increase in payables ...................................................................................         769.2        271.1
Net movement on provisions .............................................................................         (18.8)        (4.3)
                                                                                                             ---------    ---------
Net cash inflow from operating activities ..............................................................         209.7        116.3
                                                                                                             =========    =========

Reconciliation of net cash flow to movement in net funds

                                                                                                                Nine months ended
                                                                                                                  September 30,
                                                                                                              ---------------------
                                                                                                                2000         1999
                                                                                                               --------    --------
Net funds at beginning of period .........................................................................        583.8       486.5
Net cash flow ............................................................................................         29.3         1.4
Management of liquid resources ...........................................................................         88.7        62.3
Financing ................................................................................................         66.7        13.9
Non-cash movements .......................................................................................        (35.8)       92.9
Currency exchange movements ..............................................................................        (16.9)       (5.1)
                                                                                                               --------    --------
Net funds at end of period ...............................................................................        715.8       651.9
                                                                                                               ========    ========

Note 5 -- Reconciliation of movements in shareholders' equity

                                                                                                                Nine months ended
                                                                                                                  September 30,
                                                                                                              ---------------------
                                                                                                                2000         1999
                                                                                                               --------    --------
Net income ...............................................................................................         66.0        17.6
Dividends ................................................................................................        (42.6)      (61.1)
New ordinary shares issued ...............................................................................          ---        92.9
Goodwill on disposals written back .......................................................................          0.2         4.7
Exchange adjustments .....................................................................................        (46.9)        1.4
                                                                                                               --------    --------
Net (decrease)/increase in shareholders' equity ..........................................................        (23.3)       55.5
Shareholders' equity at beginning of period ..............................................................        101.8        89.0
                                                                                                               --------    --------
Shareholders' equity at end of period ....................................................................         78.5       144.5
                                                                                                               ========    ========

Note 6 -- Differences between accounting principles generally accepted in the United Kingdom and the United States

   The unaudited condensed consolidated financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP. Summaries of the significant differences as they apply to the Company are set forth in Note 31 of Notes to the Company's Consolidated Financial Statements for the year ended December 31, 1999.

   The effect on net income, comprehensive income and shareholders' equity of applying the significant differences between U.K. GAAP and U.S. GAAP described above is summarized as follows:

Net income

                                                                                       Three months ended       Nine months ended
                                                                                          September 30,           September 30,
                                                                                       -------------------    ---------------------
                                                                                         2000       1999        2000         1999
                                                                                       -------     -------     --------    --------
Net income/(loss) as reported in the consolidated statement of income .............       14.2        (2.0)        66.0        17.6
Adjustments
Operating expenses -- restructuring costs .........................................       (5.9)        ---         (6.8)        ---
                   -- pensions review .............................................        ---         ---          ---        15.0
Goodwill ..........................................................................       (5.6)       (3.4)       (15.8)      (10.5)
Revaluation of forward exchange contracts  ........................................        0.1         2.3         (4.1)        0.3
Pension costs .....................................................................        4.8        (1.4)        13.0       (16.2)
Deferred taxes -- effect of above adjustments .....................................        0.5        (0.1)        (0.6)        6.0
                                                                                       -------     -------     --------    --------
Net income/(loss) as adjusted to accord with U.S. GAAP ............................        8.1        (4.6)        51.7        12.2
                                                                                       =======     =======     ========    ========

Note 6 -- Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Comprehensive income
                                                                                         Three months ended      Nine months ended
                                                                                           September 30,           September 30,
                                                                                        --------------------    -------------------
                                                                                          2000        1999        2000       1999
                                                                                        -------     --------     -------    -------
Net income/(loss) as adjusted to accord with U.S. GAAP .............................        8.1         (4.6)       51.7       12.2
Other comprehensive income:
Foreign currency translation adjustments ...........................................        8.8         (9.6)       26.9        0.9
Unrealized holding gains/(losses) ..................................................        0.3         (0.2)        0.8       (1.5)
                                                                                        -------     --------     -------    -------
Comprehensive income/(loss) ........................................................       17.2        (14.4)       79.4       11.6
                                                                                        =======     ========     =======    =======

Shareholders' equity

                                                                                                 September 30,       December 31,
                                                                                                     2000                1999
                                                                                                ----------------    ---------------
Shareholders' equity as reported in the consolidated balance sheet ........................                 78.5              101.8
Adjustments
Intangible assets:
 Goodwill -- cost .........................................................................                917.8              836.2
        -- amortization....................................................................                (46.7)             (27.4)
Current assets:
 Investments ..............................................................................                 (0.1)              (0.9)
 Receivables -- forward exchange contracts ................................................                 (3.4)               0.7
Noncurrent liabilities:
 Other -- pension costs liability .........................................................                (19.8)             (27.5)
Provisions for liabilities and charges:
 Surplus properties .......................................................................                  ---                6.5
 Deferred taxes -- effect of above adjustments ............................................                  9.6                9.7
                                                                                                ----------------    ---------------
Shareholders' equity as adjusted to accord with U.S. GAAP .................................                935.9              899.1
                                                                                                ================    ===============

   The categories of cashflow activity under U.S. GAAP can be summarized as follows:

Consolidated statement of cash flows

                                                                                                                Nine months ended
                                                                                                                  September 30,
                                                                                                              ---------------------
                                                                                                                2000         1999
                                                                                                               --------    --------
Cash inflow from operating activities ....................................................................        206.5       110.6
Cash inflow/(outflow) on investing activities ............................................................         (9.1)       18.8
Cash outflow on financing activities .....................................................................        (75.2)      (21.7)
                                                                                                               --------    --------
Increase in cash and cash equivalents ....................................................................        122.2       107.7
Effect of foreign exchange rate changes ..................................................................         27.5        (5.2)
Cash and cash equivalents at beginning of period .........................................................        540.9       499.9
                                                                                                               --------    --------
Cash and cash equivalents at end of the period ...........................................................        690.6       602.4
                                                                                                               ========    ========

Note 7 -- Willis North America Inc. and Willis Partners

   Willis North America Inc. is a wholly-owned subsidiary of Willis Partners, of which Willis Group Limited is the 99.9% general partner and Willis Faber UK Group Limited, a wholly-owned subsidiary of Willis Group Limited, is the 0.1% general partner. Willis Group Limited and Willis Partners have jointly and severally, fully and unconditionally, guaranteed the $550 million 9% Senior Subordinated Notes (`"the Notes'"), issued by Willis North America Inc.

   Willis North America Inc. prepares its financial information in accordance with U.K. GAAP. Willis Group has not presented separate financial statements for Willis North America Inc. because management has determined that such information is not material to holders of the Notes.

   Summarized financial information under U.K. GAAP relating to Willis North America Inc. is as follows:

                                                                                       Three months ended       Nine months ended
                                                                                         September 30,            September 30,
                                                                                      --------------------    ---------------------
                                                                                        2000        1999        2000         1999
                                                                                      --------     -------     --------    --------
Total operating revenues .........................................................       103.9        92.2        290.1       265.5
Operating income .................................................................        18.1         9.8         32.8        14.4
Net income .......................................................................        12.7         7.6         24.7         9.6
                                                                                      ========     =======     ========    ========

                                                                                                 September 30,       December 31,
                                                                                                     2000                1999
                                                                                                ----------------    ---------------
Current assets ............................................................................              2,287.7            1,880.9
Fixed assets ..............................................................................                 77.5               70.8
                                                                                                ----------------    ---------------
                                                                                                         2,365.2            1,951.7
                                                                                                ----------------    ---------------
Current liabilities .......................................................................              2,188.8            1,816.4
Noncurrent liabilities ....................................................................                 56.0               48.6
Shareholders' equity ......................................................................                120.4               86.7
                                                                                                ----------------    ---------------
                                                                                                         2,365.2            1,951.7
                                                                                                ================    ===============

   Willis Partners, formed on November 11, 1998, has no assets other than the capital stock of Willis North America Inc. and conducts no business other than the holding of such capital stock. Willis Group has not presented separate financial statements or summarized financial information for Willis Partners because management has determined that such information is not material to holders of the Notes.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Summary

   Income before taxation for the quarter ended September 30, 2000 grew by L22.8 million to L19.1 million. In the corresponding quarter of 1999 a loss before taxation of L3.7 million was recorded. Net income for the quarter increased by L16.2 million to L14.2 million compared with a net loss of L2.0 million in the same quarter a year ago.

   For the nine months ended September 30, 2000, income before taxation rose by L51.1 million to L94.5 million from L43.4 million a year earlier excluding the exceptional charge of L15.0 million made in the second quarter of 1999. Net income increased by L37.9 million to L66.0 million from L28.1 million in 1999, excluding the after tax effect of the exceptional charge.

   These improved results have been achieved through increased operating revenues coupled with tight control over operating expenses. Operating revenues grew by 15% in the quarter, and by 12% in the nine months, while operating expenses grew by only 0.1% in the quarter and 2% in the nine months.

   Proforma adjusted constant currency EBITDA increased by 95% to L24.9 million in the quarter and by 39% to L120.8 million in the nine months compared with the same periods of 1999.

Operating Revenues

   Operating revenues increased by 15% to L198.5 million in the quarter and by 12% to L621.2 million in the nine months compared with L173.0 million and L554.3 million, respectively, in the corresponding periods of 1999. Excluding the benefit from movements in foreign currency exchange rates, operating revenues were up by 6% in constant currency terms for the quarter and 9% for the nine months. Adjusting for the effect of acquisitions in Mexico and Venezuela, which occurred towards the end of 1999, adjusted operating revenues on a comparable basis were 5% higher for the quarter and 7% for the nine months.

   In the quarter, Reinsurance revenues were up by 25% compared with a year ago, Global Specialities' revenues by 7% and International revenues by 23%. North American operations increased its revenues by 2% and UK Retail by 1%.

   For the first nine months, Reinsurance and Global Specialities' revenues were ahead of a year ago by 23% and 13%, respectively. North American operations were up by 4%, UK Retail by 2% and International by 8%.

Operating Expenses

   Operating expenses were virtually flat at L178.9 million in the quarter and increased by 2% to L536.4 million in the nine months compared with the corresponding periods of 1999 excluding the L15.0 million exceptional charge made in the second quarter of that year. The exceptional charge in 1999 related to further provisions made in connection with estimated liabilities arising from the review of U.K. personal pension plans that had been sold between 1988 and 1994. Allowing for acquisitions, and excluding non-recurring bank fees incurred in the first quarter of 1999, operating expenses on a comparable basis were 2% lower for the quarter and increased by 1% for the nine months.

Liquidity and capital resources

   The Group's $150 million revolving credit facility remains undrawn.

Differences between U.K. GAAP and U.S. GAAP

   Net income under U.S. GAAP of L8.1 million for the quarter and L51.7million for the nine months, compares with net income under U.K. GAAP of L14.2 million and L66.0 million respectively. The principal differences relate to the amortization of goodwill, pension expense and the revaluation of forward foreign exchange contracts.

Quantitative and qualitative disclosures about market risk

   There have been no material changes in either the third quarter or first nine months of 2000.

Forward looking information

   Forward-looking statements in this quarterly report are made pursuant to the safe-harbor provisions of the Securities Litigation Reform Act of 1995 including Section 21E(c) of the Securities Exchange Act of 1934. Such statements should be taken as the informed perspective of senior management of the Company on possible future performance. Actual results could differ materially from management's expectations because of many reasons, including continued deterioration of the rating environment in the insurance markets; loss of major accounts; regulatory and competitive conditions; unexpected liabilities; further consolidation among insurance markets or major insurance brokers; or fluctuation of exchange rates and interest rates.

November 6, 2000

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     WILLIS GROUP LIMITED



                                     By: /S/ THOMAS COLRAINE
                                     Name: Thomas Colraine
                                     Title: Group Finance Director

Date: November 6, 2000